August 31, 2018

VIA ELECTRONIC TRANSMISSION

Attn: Filing Desk
U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we submit, via electronic filing, Post-Effective Amendment No. 181 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to rename the Rational Dividend Capture VA Fund as the Rational Trend Aggregation VA Fund and make revisions to the fund’s principal investment strategy and risk disclosures.

If you have any questions, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport

Parker.Bridgeport@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3238	PB 4835-4105-6847.31